Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 27, 2009

To the shareholders and the holders of Delhaize Group American Depositary Shares of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the ordinary and extraordinary general meeting of shareholders to be held on Thursday, May 28, 2009, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the ordinary and extraordinary general meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. The proposals in items 10 and 11 were on the agenda of the extraordinary general meeting of shareholders to be held on April 29, 2009, at which the applicable quorum requirement has not been satisfied to consider and vote upon such proposals.

Belgian law does not require a quorum for the ordinary and extraordinary general meeting being held on May 28, 2009. Consequently, decisions at this ordinary and extraordinary meeting can be taken irrespective of the number of Delhaize Group shares represented at the meeting. Items 1 to 3 do not require a vote. Items 4 to 9 and item 12 can be validly adopted with the approval of a majority of the votes cast. Item 10 can be validly adopted with the approval of 80% of the votes cast. Item 11 can be validly adopted with the approval of 75% of the votes cast.

Shareholders can validly express the vote attached to their shares at the May 28, 2009 meeting by following the procedures specified in the notice of the ordinary and extraordinary general meeting, which has been published in the press. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote their shares with respect to the May 28, 2009 meeting by following the procedures specified in a separate notice from Delhaize Group’s Depositary, Citibank, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the notice, the annual report and the annual accounts of the Company, and a comparison of the current version of the articles of association with the amended version as proposed to the meeting, which can be downloaded from our web site at www.delhaizegroup.com and can be ordered by shareholders from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51 and by holders of Delhaize Group American Depositary shares by calling Citibank at +1 877 853 2191.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary and Extraordinary General Meeting of Shareholders

May 28, 2009

Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2008	3

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2008	3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2008	3

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2008, including the Allocation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.48 per Share	4

5.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2008	5

6.	Proposal to Discharge Liability of the Statutory Auditor for the Financial Year Ended December 31, 2008	5

7.	Renewal of Terms of Directors	5

	7.1 Proposal to renew the term of Mrs. Claire Babrowski for a period of three years	5

	7.2 Proposal to renew the term of Mr. Pierre-Olivier Beckers for a period of three years	5

	7.3 Proposal to renew the term of Count Jacobs de Hagen for a period of three years	6

	7.4 Proposal to renew the term of Mr. Didier Smits for a period of three years	6

8.	Proposals to Designate each of the Persons listed below as Independent Directors under the Belgian Company Code	6

	8.1 Mrs. Claire Babrowski	7

	8.2 Count Jacobs de Hagen	7

	8.3 Mr. Jack L. Stahl	7

9.	Proposal to Approve an Early Redemption of Bonds, Convertible Bonds or Medium-Term Notes Upon a Change of Control over the Company	8

10.	Proposal to amend Article 10, 3rd indent of the Company’s Articles of Association on the powers of the Board of Directors with respect to the acquisition of Company Shares	8

11.	Proposal to delete Article 6 of the Company’s Articles of Association	9

12.	Power to implement the Proposals	9

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2008

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than one month before the date of the ordinary general meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2008

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2008, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 120. The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the Company (www.delhaizegroup.com) or upon request made to the Delhaize Group Investor Relations Department.

The reports of the statutory auditor will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2008

The consolidated annual accounts and the results of the Company as of December 31, 2008 will be presented and discussed at the ordinary and extraordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2008.

Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2008,

including the Allocation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.48 (one euro forty eight cents) per Share

The following allocation of the available profit of the Company will be proposed for shareholder approval at the ordinary and extraordinary general meeting:

Allocation of Profit	(in EUR)
Loss for the financial year ended December 31, 2008	(153,707,020)
Profit carried forward from previous years	29,914,202
Transfers from reserves	300,000,000
Profit to carry forward	27,343,922
Transfer to legal reserve	—
Gross dividend of EUR 1.48 per share	148,863,260

As indicated in the table above, at the ordinary and extraordinary general meeting, the Board will propose the payment of a gross dividend of EUR 1.48 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 11, 2009, will therefore amount to EUR 149 million.

As a result of the conversion of convertible bonds and/or exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may issue new shares, coupon no. 47 attached, between the date of adoption of the annual accounts by the Board, which was March 11, 2009, and the date of their proposed approval by the ordinary and extraordinary general meeting of May 28, 2009.

The Board will communicate at the ordinary and extraordinary general meeting of May 28, 2009 the aggregate number of shares entitled to the 2008 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2008 will be modified accordingly. The maximum number of shares which could be issued between March 11, 2009, and May 28, 2009 is 5,423,056, assuming that all convertible bonds were to be converted and all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as dividend of EUR 8 million to EUR 157 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2008

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2008

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Renewal of Terms of Directors

Under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board for the terms proposed. Each candidate for a position as director has indicated that he or she is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the candidates named below as a director of the Company for the terms proposed.

7.1	Proposal to renew the term of Mrs. Claire Babrowski as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

Mrs. Claire Babrowski (1957). Claire Babrowski is, since June 2007, Executive Vice President, Chief Operating Officer of Toys “R” Us, a specialty toy retailer operating more than 1,500 stores throughout the world. She started her career spending 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. From 2005 to 2006, she worked for RadioShack, serving as Executive Vice President and Chief Operating Officer, and then President, Chief Operating Officer and acting Chief Executive Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200”, a professional U.S. organization of preeminent women entrepreneurs and corporate leaders

7.2	Proposal to renew the term of Mr. Pierre-Olivier Beckers as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

Mr. Pierre-Olivier Beckers (1960). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined Delhaize Group in 1983, to work initially for three years in the U.S. operations of Delhaize Group as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Executive Vice President in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. He is on the Board of Directors of the Food Marketing Institute and since June 2008, he is Chairman of the CIES – The Food Business Forum (an international food business network serving as interface between more than 400 retailers and suppliers from 50 countries) for a term of two years. In December 2004, he was elected as President of the BOIC (Belgian Olympic Committee). Mr. Beckers is also Board member of Guberna and The Corporate Governance Committee.

7.3	Proposal to renew the term of Count Jacobs de Hagen as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

Count Jacobs de Hagen (1940). Georges Jacobs de Hagen has been Chairman of the Board of Directors of Delhaize Group since January 1, 2005. He started his career as an economist with the IMF in Washington in 1966. He joined the UCB Group (a biopharmaceutical group based in Belgium) in 1970 and was Chairman of its Executive Committee from 1987 until the end of 2004. Georges Jacobs de Hagen serves on the Board of Directors of Belgacom and Brussels Airlines. He was President of BUSINESSEUROPE (formerly UNICE, Union of Industrial and Employers’ Confederations of Europe) between 1998 and 2003. He is Honorary Chairman of the Federation of Belgian Companies. Georges Jacobs de Hagen is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, US).

7.4	Proposal to renew the term of Mr. Didier Smits as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

Mr. Didier Smits (1962). Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels. In 1996, he was elected Director of Delhaize Group and still serves as a non-executive director of Delhaize Group. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

Item (8)

Independence of Directors

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered in March 2009 all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules. Based on the information provided by all directors, the Board of Directors determined that all directors, with the exception of Pierre-Olivier Beckers and Didier Smits, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board of Directors on page 20 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com. The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors.

Prior to the Board of Directors’ determination in March 2009, the Board of Directors had considered Mr. Smits to be independent. However, beginning May 28, 2009, Mr. Smits will no longer be independent under the Belgian Company Code because he has served on the Board of Directors as a non-executive director for more than three terms. While the Board of Directors did not feel that a service of more than three terms affected the independence of Mr. Smits under the Belgian Code on Corporate Governance, recent changes in the Belgian Company Code have eliminated the Board’s ability to make such judgments (see “Compliance with the Belgian Code on Corporate Governance” on page 56 of the consolidated annual report).

Based on determinations made through the ordinary general meeting of 2008, the shareholders have determined that all current directors are independent under the criteria of the Belgian Company Code, with the exception of Jack L. Stahl, whose status the shareholders have not yet had the opportunity to review, and Chief Executive Officer Pierre-Olivier Beckers. Such determinations have been made, as applicable, either upon a director’s election or re-election to the Board by an ordinary general meeting or at the ordinary general meeting held in 2004 under legal transition rules.

Under the new requirements of the Belgian Company Code which are summarized below, a director cannot qualify as an independent director of the Company if:

•	such director holds (or represents a person who holds) shares or ADRs representing:

•	10% or more of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•

less than 10% of the capital of the Company, if such director is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs;

•

during a period of five years preceding his/her appointment as an independent director, such director has held a position as executive director, member of the Executive Committee or Chief Executive Officer of the Company or any of its affiliated companies;

•	such director has been an officer of the Company or any of its affiliated companies in the previous 3 years;

•	such director has been a non-executive director for the shorter of (i) more than 3 successive terms or (ii) more than 12 years;

•	such director has received any remuneration or other significant advantage from the Company or any of its affiliated companies, other than fees received as a non-executive director;

•

such director has, or have had within the last financial year, a significant business relationship with the Company or any of its affiliated companies, either directly or as a partner, shareholder, director or officer of a legal entity having such a relationship;

•	such director has been, within the last three years, a partner or employee of the statutory auditor of the Company or of any of its affiliated companies;

•

such director is an executive director or managing director of another company where any of the Company’s present executive directors or managing directors serves as a non-executive director or non-managing director, or such director has other significant relationships with the executive directors of the Company by reason of positions held in other companies; or

•

a close family member or a cohabitant of such director holds a position of director, member of the Executive Committee, Chief Executive Officer or officer of the Company or any of its affiliated companies.

The Board unanimously recommends that the shareholders acknowledge that Claire Babrowski, Count Jacobs de Hagen and Jack L. Stahl are independent within the meaning of the Belgian Company Code and vote FOR the following proposals:

8.1	Proposal to acknowledge that Claire Babrowski satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew her mandate as independent director.

Claire Babrowski’s biographical information is provided above.

8.2	Proposal to acknowledge that Count Jacobs de Hagen satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Count Jacobs de Hagen’s biographical information is provided above.

8.3	Proposal to acknowledge that Jack L. Stahl satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and appoint him as independent director.

Mr. Jack L. Stahl (1953) last served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. He currently serves on the Boards of pharmaceutical company Schering-Plough and the soft drink company Dr. Pepper Snapple Group. He is also a board member of several non-profit organizations such as The Boys and Girls Clubs of America and The United Negro College Fund. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Item (9)

Proposal to Approve an Early Redemption of Bonds, Convertible Bonds or

Medium-Term Notes Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders meeting of May 2009. The maximum principal amount of such bonds and notes would be EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may be denominated in Euros and/or in US dollars and have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company. In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (10)

Amendment to Article 10, 3rd Indent of the Articles of Association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 22, 2009, to purchase, in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding Delhaize Group shares at a per share purchase price no less than one Euro and at a maximum unit price not higher than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

A new Belgian Royal Decree allows the shareholders of the Company to authorize the Company to purchase its own shares up to a maximum of 20% of its issued share capital. This authorization cannot exceed 5 years.

The Board proposes that the shareholders approve an amendment to Article 10, third indent of the Company’s articles of association, to grant authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding Delhaize Group shares for a period of 2 years beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro and no greater than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (11)

Deletion of Article 6 of the Articles of Association

Article 6 of the Company’s articles of association sets forth historical information on the share capital of the Company since 1962. There is no need to keep such information in the articles of association. The Board therefore proposes to delete Article 6 of the articles of association and to revise accordingly the numbering of the other provisions of the articles of association and the cross-references included therein. This proposal is a mere technical change to the articles of association and does not have any substantive consequence.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Agenda of the ordinary and extraordinary general meeting to be held at the Corporate Support Office of the Company on May 28, 2009 at 3:00 p.m. C.E.T.

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2008.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2008.

3.	Communication of the consolidated annual accounts as of December 31, 2008.

4.	Non-consolidated annual accounts as of December 31, 2008.

Proposed resolution: Approve the non-consolidated annual accounts as of December 31, 2008, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.48 per share.

5.	Discharge of liability of the directors.

Proposed resolution: Approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2008.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: Approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2008.

7.	Renewal of directors.

7.1	Proposed resolution: Renew the mandate of Mrs. Claire Babrowski as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

7.2	Proposed resolution: Renew the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

7.3	Proposed resolution: Renew the mandate of Count Jacobs de Hagen as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

7.4	Proposed resolution: Renew the mandate of Mr. Didier Smits as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

8.	Independence of directors under the Belgian Company Code.

8.1	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mrs. Claire Babrowski, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew her mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.2	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Count Jacobs de Hagen, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.3	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mr. Jack L. Stahl, whose mandate is proposed to be confirmed at the extraordinary general meeting of April 29, 2009 to fill the un-expired term of the mandate of Dr. William Roper until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

9.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: Pursuant to article 556 of the Belgian Company Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders meeting of May 2009, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

10.	Powers of the Board of Directors with respect to the acquisition of shares of the Company in the ordinary course of business.

Proposed resolution: Proposal to replace the third indent of article 10 of the articles of association with the following text:

“On May 28, 2009, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of two (2) years as from the date of the extraordinary general meeting of May 28, 2009 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.”

11.	Deletion of article 6 (share capital history) of the articles of association of the Company.

Proposed resolution: Proposal to delete article 6 of the articles of association of the Company, which contains share capital history, and to revise accordingly the numbering of the other provisions of the articles of association and the cross-references included therein.

12.	Powers.

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the ordinary and extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

Voting Instructions
You can vote by Internet, Telephone or by Mail
Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.

All votes must be received by the Depositary prior to 10:00 A.M. (New York City time) on May 18, 2009.

Vote by Internet
• Log on to the Internet and go to www.citi.com/dr.
• Click on “Investors” and then click on “Voting by Internet”.
• Follow the steps outlined on the secured website.
Vote by Telephone
• Call toll free 1-800-652-Vote (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
• Follow the instructions provided in the recorded message.
Vote by Mail
• Mark, sign and date your Voting Instruction Form.
• Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the postage-paid envelope provided.

Ordinary and Extraordinary General Meeting on May 28, 2009 123456 C0123456789 12345

▼	IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.	▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).	+

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	No Vote required.			7.1.	☐	☐	☐	8.3.	☐	☐	☐
2.	No Vote required.			7.2.	☐	☐	☐	9.	☐	☐	☐
3.	No Vote required.			7.3.	☐	☐	☐	10.	☐	☐	☐
4.	☐	☐	☐	7.4.	☐	☐	☐	11.	☐	☐	☐
5.	☐	☐	☐	8.1.	☐	☐	☐	12.	☐	☐	☐
6.	☐	☐	☐	8.2.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

Ordinary and Extraordinary General Meeting

A summary of proposals is provided below. Please read the meeting notice and related proxy materials.

1.	Item 1 of the agenda does not require a vote.

2.	Item 2 of the agenda does not require a vote.

3.	Item 3 of the agenda does not require a vote.

4.	Proposal to approve the non-consolidated annual accounts as of December 31, 2008, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.48 per share.

5.	Proposal to discharge liability of directors for the financial year ended December 31, 2008.

6.	Proposal to discharge liability of the statutory auditor for the financial year ended December 31, 2008.

7.1	Proposal to renew the term of Mrs. Claire Babrowski as director for a period of three years.

7.2	Proposal to renew the term of Mr. Pierre-Olivier Beckers as director for a period of three years.

7.3	Proposal to renew the term of Count Jacobs de Hagen as director for a period of three years.

7.4	Proposal to renew the term of Mr. Didier Smits as director for a period of three years.

8.1	Proposal to designate Mrs. Claire Babrowski as an independent director under the Belgian Company Code.

8.2	Proposal to designate Count Jacobs de Hagen as an independent director under the Belgian Company Code.

8.3	Proposal to designate Mr. Jack L. Stahl as an independent director under the Belgian Company Code.

9.	Proposal to approve, pursuant to article 556 of the Belgian Company Code, the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders meeting of May 2009, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes.

10.	Proposal to amend article 10 of the articles of association to authorize the board of directors, for a period of two (2) years, to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition.

11.	Proposal to delete article 6 of the articles of association of the Company, which contains share capital history.

12.	Proposal to grant the board of directors the power to implement approved proposals.

▼	▼

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Ordinary and Extraordinary General Meeting

to be held on May 28, 2009

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 18, 2009 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)
CUSIP No.:	29759W101.
ADS Record Date:	April 15, 2009.
Meeting Specifics:	Ordinary and Extraordinary General Meeting - May 28, 2009 at 3:00 P.M. (local time) at the Corporate Support Office of the Company, Square Marie Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified on the reverse side hereof (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to cause the delivery of such owner’s ADSs to a blocked account with The Depository Trust Company for the account of the Depositary. The ADSs shall remain in such blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the day after the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the applicable owner.

By delivering voting instructions to the Depositary (whether by Internet, Telephone or Mail), the holder of the ADSs will be instructing to “block” the ADSs in the name of the holder on the books of the Depositary until the day after the meeting at which the voting rights are exercised by the Depositary in accordance with the voting instructions. If after the delivery of the voting instructions you instruct the Depositary to transfer your ADSs, the Depositary will consider the voting instructions revoked and the Depositary will not vote the Deposited Securities represented by your ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 3 to Exhibit 99.2

Group strength Local expertise

annual report 2008

DELHAIZE GROUP

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Important Notice Regarding the Availability of Proxy Materials for the Ordinary and Extraordinary General Meeting to Be Held on May 28, 2009

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the May 28, 2009 Ordinary and Extraordinary General Meeting is available at http://www.delhaizegroup.com.

If you wish to receive a paper or email of copy of these documents you must request one. There is no charge for requesting a copy. Please make your request to Citibank, the Depositary Bank for our American Depositary Shares, by writing to the address below. Alternatively, you can contact the Delhaize Group ADR Shareholder Services line at 1-877-853-2191 to request a copy of the documents.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000

Annex 4 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated)

with the amended version as proposed to the ordinary and extraordinary general meeting that will be held on May 28, 2009

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES
Current version of article 10 of the articles of association:	If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

On May 22, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 22, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

On May 28, 2009, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of two (2) years as from the date of the extraordinary general meeting of May 28, 2009 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.

ARTICLE SIX – HISTORY

Current version of article 6 of the articles of association:	If the proposal is approved, article 6 of the articles of association will be deleted

1. The company was incorporated with an initial share capital amounting to one hundred six millions two hundred forty-four thousand six hundred and forty francs, represented by twenty-nine thousand eight hundred forty-four shares without nominal value.

2. On March 22, 1962, the general meeting decided to increase the share capital up to two hundred fifty millions francs, represented by four hundred eighty thousand shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

The initial assets of the public company (“société anonyme”) consisted of all the properties of a private company with limited liability of the shareholders (“société de personnes à responsabilité limitée”) converted into a public company, as assessed on the basis of the balance sheet of the latter company as of December 31, 1961, after distribution of the profits of the accounting year 1961.

The share capital increase was subscribed to and paid up with cash contribution in circumstances further detailed in the minutes.

3. On May 25, 1967, the general meeting decided to increase the share capital up to two hundred and sixty-two millions five hundred thousand francs by incorporation of reserves or capital gains, represented by five hundred four thousand shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

As a result of such share capital increase, twenty-four thousand new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

4. On May 22, 1969, the general meeting decided to increase the share capital up to two hundred and seventy-five millions six hundred twenty five thousand francs by incorporation of reserves or capital gains, represented by five hundred twenty-nine thousand two hundred shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

As a result of such share capital increase, twenty-five thousand two hundred new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

5. On May 24, 1973, the general meeting decided to increase the share capital up to two hundred and eighty-nine millions four hundred six thousand two hundred and fifty francs by incorporation of reserves or capital gains, represented by five hundred fifty-five thousand six hundred sixty shares without nominal value, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

As a result of such share capital increase, twenty-six thousand four hundred sixty new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

6. On May 26, 1977, the general meeting decided to increase the share capital twice in the following way, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles:

-   A first increase of fourteen millions four hundred seventy thousand three hundred thirteen francs brought the share capital to three hundred and three millions eight hundred seventy-six thousand five hundred and sixty-three francs by incorporation of reserves or capital gains.As a result of such share capital increase, twenty-seven thousand seven hundred eighty-three new shares were issued and freely allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issuance of split share.

-   A second increase of one hundred ninety-six millions one hundred twenty-three thousand four hundred thirty-seven francs brought the share capital to five hundred millions by incorporation of reserves or capital gains without issuance of new shares.

7. On December 27, 1979, the general meeting decided, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles:

-   to divide the five hundred eighty-three thousand four hundred forty-three shares existing at that time by way of exchange requiring the issuance of three new shares for each existing share and to authorize the issuance of multiple receipts evidencing several new shares;

-   to increase the share capital by contribution in cash amounting to eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs, to bring it from five hundred millions francs to five hundred eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs by way of issuance of three hundred new shares without nominal value. Such shares were issued at the unit price of one thousand four hundred francs and offered to public subscription in circumstances further detailed in the minutes;

-   to increase the share capital a second time, in order to bring it from five hundred eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs to one billion francs by incorporation of a share premium amount amounting to three hundred thirty-four millions three hundred one thousand eight hundred twenty-five francs, by incorporation of immune reserves accounts amounting to fifty-six millions nine hundred thirty thousand four hundred forty-six francs, and by incorporation of an available reserve account amounting to twenty-three millions sixty-nine thousand five hundred fifty-four francs, without issuance of new shares.

8. On May 22, 1986, the general meeting decided to divide the two millions fifty thousand three hundred twenty-nine shares without nominal value existing at that time by way of exchange requiring the issuance of five new shares for each existing share and to authorize the issuance of multiple receipts evidencing several new shares, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

9. On May 27, 1992, the general meeting decided to divide the ten millions two hundred fifty-one thousand six hundred forty-five shares without nominal value existing at that time by way of exchange requiring the issuance of five new shares for each existing share, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

10. As a result of the exercise of warrants detached from bonds issued by the board of directors within the authorized share capital on May 23, 1990, the share capital was increased up to:

1°) three hundred eighty-eight thousand francs, as recorded in the minutes drafted on July 27, 1992;

2°) one hundred twenty-three thousand eight hundred francs, as recorded in the minutes drafted on October 26, 1992;

3°) eighteen thousand francs, as recorded in the minutes drafted on July 23, 1993;

4°) fifty-five thousand francs, as recorded in the minutes drafted on January 25, 1994;

5°) eighty-three thousand francs, as recorded in the minutes drafted on April 25, 1994;

6°) forty-six thousand francs, as recorded in the minutes drafted on October 25, 1994;

7°) twenty-four thousand francs, as recorded in the minutes drafted on January 24, 1995;

8°) three hundred and eighty-eight thousand francs as recorded in the minutes drafted on July 26, 1995;

9°) one million seventy-seven thousand seven hundred francs, as recorded in the minutes drafted on January 25, 1996;

10°) six millions nine hundred seventy-two thousand five hundred francs, as recorded in the minutes drafted on April 26, 1996;

11. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to:

1°) three millions eight hundred and sixteen thousand francs, as recorded in the minutes drafted on June 26, 1998;

2°) six hundred and fourteen thousand francs, as recorded in the minutes drafted on September 24, 1998;

3°) four hundred eighty-two thousand francs, as recorded in the minutes drafted on December 24, 1998;

4°) six hundred sixty thousand francs, as recorded in the minutes drafted on June 25, 1999;

5°) two hundred forty thousand francs, as recorded in the minutes drafted on September 23, 1999;

6°) one hundred eighty-six thousand francs, as recorded in the minutes drafted on December 24, 1999;

7°) one hundred sixty-four thousand francs, as recorded in the minutes drafted on June 23, 2000;

8°) one hundred thirty-two thousand francs, as recorded in the minutes drafted on September 25, 2000;

12. On December 15, 2000, the general meeting decided to increase the share capital up to one billion forty-nine millions four hundred seventy-seven thousand two hundred ninety-one coma sixty-six francs by incorporation of reserves and to convert such share capital into twenty-six millions fifteen thousand eight hundred sixty-two Euros and fifty Cents, as recorded in minutes drafted by Mr. Benedikt van der Vorst, Notary in Ixelles.

13. Pursuant to the minutes drafted by the Notary Benedikt van der Vorst in Brussels on April 25, 2001, the share capital was increased up to forty-six millions one hundred five thousand four hundred thirty-five Euros.

14. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to two thousand two hundred Euros, as recorded in the minutes drafted on April 25, 2001.

15. Pursuant to the minutes drafted by the Notary Benedikt van der Vorst in Brussels on May 29, 2001, the share capital was increased up to forty-six millions one hundred height thousand height hundred twenty-seven Euros.

16. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to eighty seven thousand five hundred and twenty-five Euros, as recorded in the minutes drafted on June 25, 2001.

17. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, the share capital was increased up to twenty-four thousand two hundred twenty-four Euros (24,224 Euros), as recorded in the minutes drafted on October 3, 2003.

18. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety-one thousand seven hundred and two Euros and fifty Eurocents (91,702.50 Euros), as recorded in the minutes drafted on November 20, 2003.

19. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to fifty-six thousand five hundred fifteen Euros (56,515 Euros), as recorded in the minutes drafted on February 17, 2004.

20. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to fifty-three thousand nine hundred sixty-five Euros (53,965 Euros), as recorded in the minutes drafted on May 19, 2004.

21. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to seventy-two thousand one hundred forty Euros (72,140 Euros), as recorded in the minutes drafted on August 4, 2004.

22. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty five thousand nine hundred and three Euros (85,903 Euros), as recorded in the minutes drafted on September 14, 2004.

23. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety one thousand seven hundred seventy seven Euros fifty Eurocents (91,777.50 Euros), as recorded in the minutes drafted on October 8, 2004.

24. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty one thousand five hundred eighty one Euros (81,581 Euros), as recorded in the minutes drafted on November 16, 2004.

25. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty thousand hundred twenty Euros fifty Eurocents (80,120.50 Euros), as recorded in the minutes drafted on November 26, 2004.

26. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety-four thousand three hundred seventy Euros (94,370 Euros), as recorded in the minutes drafted on January 17, 2005.

27. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased up to seventy-five thousand hundred sixty-one Euros (75,161 Euros), as recorded in the minutes drafted on February 22, 2005.

28. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased up to seventy-seven thousand three hundred eighty-eight Euros (77,388 Euros), as recorded in the minutes drafted on May 9, 2005.

29. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23,

2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with ninety-nine thousand eight hundred and two Euros (99,802 Euros), as recorded in the minutes drafted on June 10, 2005.

30. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with eighty three thousand nine hundred sixty five Euros and fifty Eurocents (83,965.50 Euros), as recorded in the minutes drafted on July 1, 2005.

31. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with eighty seven thousand five hundred sixty four Euros (87,564 Euros), as recorded in the minutes drafted on August 23, 2005.

32. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred and six thousand seventy-one Euros (106,071 Euros), as recorded in the minutes drafted on January 4, 2006.

33. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred forty-seven thousand nine hundred ninety-one Euros (147,991 Euros), as recorded in the minutes drafted on March 29, 2006.

34. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with ninety-eight thousand seven hundred seventy-nine Euros (98,779 Euros), as recorded in the minutes drafted on May 16, 2006.

35. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with hundred forty-three thousand hundred forty-one (143,141 Euros), as recorded in the minutes drafted on July 26, 2006.

36. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, the share capital was increased with hundred sixty eight thousand eight hundred seventy three Euros fifty cents (168,873.50 Euros), as recorded in the minutes drafted on September 8, 2006.

37. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with ninety nine thousand five hundred and seventy Euros fifty cents (99,570.50 Euros), as recorded in the minutes drafted on October 12, 2006.

38. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and eleven thousand five hundred and five Euros (111,505.00 Euros), as recorded in the minutes drafted on October 24, 2006.

39. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred sixty six thousand twenty three Euros (166,023.00 Euros), as recorded in the minutes drafted on February 15, 2007.

40. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and six thousand one hundred twenty one Euros fifty cents (106,121.50 Euros), as recorded in the minutes drafted on May 14, 2007.

41. As a result of the conversion of obligations decided by the board of directors within the authorized share capital on March 29, 2004, with effect on April 30, 2004, the share capital was increased with six hundred ninety two thousand nine hundred seventy seven Euros fifty cents (692,977.50 Euros) as recorded in the minutes drafted on May 24, 2007.

42. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred twenty three thousand six hundred seventy nine Euros (123,679.00 Euros), as recorded in the minutes drafted on June 14, 2007.

43. As a result of the conversion of obligations decided by the board of directors within the authorized share capital on March 29, 2004, with effect on April 30, 2004, the share capital was increased with four hundred forty thousand seven hundred eighty six Euros fifty cents (440,786.50 Euros) as recorded in the minutes drafted on June 14, 2007.

44. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred thousand fifty five Euros fifty cents (100,055.50 Euros), as recorded in the minutes drafted on June 26, 2007.

45. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 25, 2000, the share capital was increased with three thousand four hundred Euros (3,400.00 Euros), as recorded in the minutes drafted on June 26, 2007.

46. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred seventy five thousand six hundred ninety six Euros fifty cents (175,696.50 Euros), as recorded in the minutes drafted on July 25, 2007.

47. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 25, 2000, the share capital was increased with four hundred Euros (400.00 Euros), as recorded in the minutes drafted on October 2, 2007.

48. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and six thousand six hundred fifty two Euros (106,652.00 Euros), as recorded in the minutes drafted on December 12, 2007.

49. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred fifty one thousand three hundred eighty eight Euros fifty cents (151,388.50 Euros), as recorded in the minutes drafted on December 22, 2008.